Exhibit 21

Subsidiaries
Worldcash Technologies, Inc.	California
United Auto Credit Corporation	California
Pan American Service Corporation	California
United PanAm Mortgage Corporation	California
UAC Investment Corporation	California
UPFC Auto Receivables Corp.	California
UPFC Funding Corp.	California
UPFC Sub I, Inc.	Delaware